                                                              File No. 811-07637



                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                    FORM N-5



              REGISTRATION STATEMENT OF SMALL BUSINESS INVESTMENT
                COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940



                          TRANSPORTATION CAPITAL CORP.
             ------------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)



                             205 East 42nd Street
                                  Suite 2020
                           New York, New York  10017
                      -----------------------------------
                   (Address of Principal Executive Offices)



                                Alvin Murstein
                            Chief Executive Officer
                             Edwards Capital Corp.
                             205 East 42nd Street
                                  Suite 2020
                           New York, New York  10017
                     -------------------------------------
                    (Name and Address of Agent for Service)

                                    PART I


Item 1.  Organization and Business.

     Transporation Capital Corp. (the "Company") is a corporation organized
                                       -------
under the laws of the State of New York on December 5, 1979 under the name Transportation SBIC, Inc. and is a wholly-owned subsidiary of Medallion Financial Corp. ("Medallion"). The Company proposes to operate as a non-
                  ---------
diversified, closed-end, management investment company and has obtained a license from the Small Business Administration ("SBA") to operate as a
                                                 ---
specialized small business investment company ("SSBIC") under the Small Business
                                                -----
Investment Act of 1958, as amended. Further information regarding the business of the Company is set forth in Medallion's Registration Statement on Form N-2 (File No. 33-31670), which became effective on May 22, 1996 (see "The Company"; "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business").

Items 2 and 3.  Fundamental Policies of the Registrant; Policies with Respect to
                         Security Investments.

     Incorporated by reference from Medallion's Registration Statement on Form N-2 (see "Investment Objectives, Policies and Restrictions"; "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business").

Item 4.  Ownership of Voting and Convertible Securities of Other Issuers.

     Not applicable.

Item 5.  Special Tax Provisions Applicable to Registrant.

     Incorporated by reference from Medallion's Registration Statement on Form N-2 (see "Distributions" and "Federal Income Tax Considerations").

Item 6.  Pending Legal Proceedings.

     None.

Item 7.  Summary of Earnings.

     Incorporated by reference from (i) Medallion's Registration Statement on Form N-2 (see "Prospectus Summary"; "Selected Financial Data" and "Financial Statements"); (ii) Medallion's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") filed with the Securities and Exchange Commission (the
 ------------
"Commission") on July 15, 1996; and (iii) Medallion's Quarterly Report on Form
-----------
10-Q for the quarter ended June 30, 1996 under the Exchange Act filed with the Commission on August 14, 1996.

Item 8.  Persons in Control Relationship with Registrant.




                     -------------------------------------
                           Medallion Financial Corp.

                                 ("Medallion")

                                     . RIC

                                     . BDC

                     -------------------------------------

      -------------------------------------------------------------------


-----------------   ---------------  -----------------------  --------------
Medallion Funding   Edwards Capital  Transportation Capital   Medallion Taxi

     Corp.               Corp.               Corp.              Media, Inc.

    ("MFC")           ("Edwards")       (the "Company")          ("Media")

    .RIC                .RIC                .RIC              .Taxicab

    .SSBIC              .SBIC               .SSBIC             advertising

                                                               business

                                                              .C Corporation

-----------------   ---------------  -----------------------  ---------------



 . BDC -Business Development Company under the Investment Company Act of 1940, as amended (the "1940 Act").

 . RIC -Regulated Investment Company under the Internal Revenue Code of 1986, as amended.

 . SBIC -Small Business Investment Company registered under the 1940 Act and licensed by the SBA.

 . SSBIC -Specialized Small Business Investment Company registered under the 1940 Act and licensed by the SBA.

   Medallion owns 100% of the voting securities of the Company, MFC, Edwards and Media. Medallion and Edwards are corporations organized under the laws of the State of Delaware. Media is a corporation organized under the laws of the State of New York.

Item 9.  Persons Owning Equity Securities of  Registrant.

Name and                     Title of     Type of       Amount     Percentage
Address                       Class      Ownership       Owned      of Class
-------                      --------    ---------      ------      --------

Medallion Financial Corp.    Common    Of Record and      100         100%
205 East 42nd Street         Stock     Beneficially
Suite 2020
New York, New York 10017

      Officers, directors and members of the advisory board as a group own no securities of the Company.

Item 10.  Number of Holders of Equity Securities.

            Title of Class             Number of Holders
            --------------             -----------------
            Common Stock                      1

Item 11.  Directors and Executive Officers.

      Incorporated by reference from Medallion's Registration Statement on Form N-2 (see "Management").

Item 12.  Members of Advisory Board of Registrant.

      Not applicable.

Item 13.  Remuneration of Directors, Officers and Members of Advisory Board.

      Incorporated by reference from Medallion's Registration Statement on Form N-2 (see "Management").

Item 14.  Indemnification of Directors and Officers.

      Incorporated by reference from Medallion's Registration Statement on Form N-2 (see "Management" and "Information Not Required In Prospectus"). The directors and officers of the Company are indemnified against liability under the provisions of the Delaware General Corporation Law and pursuant to certain provisions of Medallion's Certificate of Incorporation and By-Laws. In addition, the Certificate of Incorporation and By-Laws of the Company contain indemnification provisions substantially similar to those contained in Medallion's Certificate of Incorporation and By-Laws and described in Medallion's Registration Statement on Form N-2.

Item 15.  Custodians of Portfolio Securities.

     The Company is currently in the process of negotiating custodial arrangements with respect to the promissory notes held in its portfolio.

Items 16 and 17.  Investment Advisers; Business and Other Connections of
                    Investment Advisers and Their Managements.

     The Company does not have an investment adviser. However, the Company's parent, Medallion, has entered into a sub-advisory agreement with FMC Advisers, Inc (see Medallion's Registration Statement on Form N-2: "Prospectus Summary" and "Investment Objectives, Policies and Restrictions").

Item 18.  Interest of Affiliated Persons in Certain Transactions.

     Not applicable.

Item 19.  Capital Stock.

     The Company has only one class of capital stock, the common stock, all of which is held by Medallion.

Item 20.  Long-Term Debt.

     Incorporated by reference from Medallion's Registration Statement on Form N-2 (see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business").

Item 21.  Other Securities.

     Not applicable.

Item 22.  Financial Statements.

     Incorporated by reference from (i) Medallion's Registration Statement on Form N-2 (see "Prospectus Summary"; "Selected Financial Data" and "Financial Statements"); (ii) Medallion's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996; and (iii) Medallion's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

                                   Part III

Item 35.  Financial Statements and Exhibits.

     (a)  Financial Statements
          --------------------

     Incorporated by reference from (i) Medallion's Registration Statement on Form N-2 (see "Prospectus Summary"; "Selected Financial Data" and "Financial Statements"); (ii) Medallion's

Quarterly Report on Form 10-Q for the quarter ended March 31, 1996; and (iii) Medallion's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

     (b)  Exhibits
          --------

     (1)     Certificate of Incorporation of Transportation
             Capital Corp., as amended................... Filed Herewith
     (2)     By-Laws of Transportation Capital Corp...... Filed Herewith
     (3)     Documents Defining Rights of Holders
             of Securities............................... Not Applicable
     (4)     Custodian Agreement......................... Not Applicable
     (5)     Indemnification Contracts................... Not Applicable
     (6)     Investment Advisory Contracts............... Not Applicable
     (7)     Bonus, Profit-Sharing, Pension
             or Similar Contracts........................ Previously Filed*
     (8)     Small Business Administration
             License..................................... Filed Herewith
     (9)     Material Contracts Not Made in
             the Ordinary Course of Business............. Previously Filed**
     (10)    Underwriting Contracts...................... Not Applicable
     (11)    Opinion of Counsel.......................... Not Applicable
     (12)    Contracts with Investors.................... Not Applicable
     (13)    Financial Data Schedule..................... Previously Filed***
     (14)    Consent of Arthur Andersen LLP.............. Filed Herewith
     (15)    Consent of Coopers & Lybrand LLP............ Filed Herewith

     *Incorporated by reference from Medallion's Registration Statement on Form N-2 (see Exhibits i.1, i.2 and i.3).

     **Incorporated by reference from Medallion's Registration Statement on Form N-2 (see Exhibits f.9, f.10, k.1, k.1(i) and k.29).

     ***Incorporated by reference from (i) Medallion's Registration Statement on Form N-2; (ii) Medallion's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996; and (iii) Medallion's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

                                   SIGNATURES

     Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, on the 11th day of October, 1996.

                              TRANSPORTATION CAPITAL CORP.
                                    (Registrant)



                              By:/s/ Daniel F. Baker
                                 --------------------------------------
                                 Daniel F. Baker
                                 Chief Financial Officer and Treasurer